Exhibit 99.1

Legend Biotech Added to the NASDAQ Biotechnology Index

SOMERSET, N.J., December 14, 2020 – Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today announced that it has been selected for addition to the NASDAQ Biotechnology Index® (Nasdaq: NBI). The annual re-ranking of the NASDAQ Biotechnology Index will become effective prior to market open on Monday, December 21, 2020. For this year’s re-ranking of the index, 100 biotech stocks were added and 16 were removed.

The NASDAQ Biotechnology Index is designed to track the performance of a set of securities listed on The NASDAQ Stock Market® (NASDAQ®) that are classified as either biotechnology or pharmaceutical according to the Industry Classification Benchmark (ICB), and which also meet other eligibility criteria. The NASDAQ Biotechnology Index is calculated under a modified capitalization-weighted methodology. For more information about the NASDAQ Biotechnology Index, including eligibility criteria, visit www.nasdaq.com.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting -edge cell therapies for patients in need. We are engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA targeted CAR-T cell therapy for patients with multiple myeloma. This candidate is currently being studied in registrational clinical trials. To learn more about Legend Biotech, visit us on LinkedIn, or on Twitter @LegendBiotech or at www.legendbiotech.com.

Cautions Concerning Forward-Looking Statements

This information constitutes forward-looking statements relating to the publication of, and inclusion of Legend in, the NASDAQ Biotechnology Index. Such forward-looking statements reflect the current expectations of Legend’s management regarding this future event, and involve factors that may cause actual results to be different from such statements. In particular, Legend’s expectations could be affected by, among other things, changes in the eligibility criteria for the NASDAQ Biotechnology Index or their application.

The information in this press release speaks only as of the date hereof. Legend assumes no duty to update the information to reflect subsequent developments. Readers should not rely upon the information on this page as current or accurate after its publication date.

For Media and Investor Relations inquiries, please contact:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech

jessie.yeung@legendbiotech.com or investor@legendbiotech.com

Surabhi Verma, Manager of Investor Relations and Corporate Communications, Legend Biotech

Surabhi.verma@legendbiotech.com or media@legendbiotech.com